SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Financial Statements and Schedules

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

These financial statements and schedules
should be deemed confidential pursuant
to subparagraph (e)(3) of Rule 17a-5 of the
Securities Exchange Act of 1934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SHINHAN INVESTMENT AMERICA, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 Avenue of the Americas, Suite 702
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yoon Pak (212) 397-0041
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sejong LLP
(Name – *if individual, state last, first, middle name*)

65 Challenger Road, Suite 250	Ridgefield Park	NJ	07660
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __YOON PAK_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __SHINHAN INVESTMENT AMERICA, INC._____, as of __December 31_____, 20 __17____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

__President_____
Title

_____
Notary Public

LAUREN E SMITH
Notary Public – State of New York
NO. 01SM6359718
Qualified in Bronx County
My Commission Expires Jun 5, 2021

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

sejong LLP
integrity·trust·professionalism
65 CHALLENGER ROAD, SUITE 250, RIDGEFIELD PARK, NJ 07660 T. 212.244.3940 | F. 201.242.0106
WWW.SEJONGLLP.COM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of Shinhan Investment America, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Shinhan Investment America, Inc. as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Shinhan Investment America, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Shinhan Investment America, Inc.'s management. Our responsibility is to express an opinion on Shinhan Investment America, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Shinhan Investment America, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained Schedule 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of Shinhan Investment America, Inc.'s financial statements. The supplemental information is the responsibility of Shinhan Investment America, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained Schedule 1 and 2 is fairly stated, in all material respects, in relation to the financial statements as a whole.

SEJONG LLP

We have served as Shinhan Investment America, Inc.'s auditor since 2012.

Ridgefield Park, New Jersey
February 23, 2018

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Statement of Financial Condition

December 31, 2017

Assets

Cash and cash equivalents	$	751,427
Certificates of deposit		3,207,752
Commissions receivable		17,084
Other receivable		8,995
Prepaid taxes		12,381
Fixed assets, net		20,409
Other assets		13,492
Total assets	$	4,031,540

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses and other liabilities	$	42,000
Deferred rent payable		88,000
Total liabilities		130,000
Commitment		
Stockholder's equity:		
Common stock, $0.01 par value. Authorized, issued and outstanding, 25,000 shares		250
Additional paid-in capital		7,039,750
Accumulated deficit		(3,138,460)
Total stockholder's equity		3,901,540
Total liabilities and stockholder's equity	$	4,031,540

See accompanying notes to financial statements.

SHINHAN INVESTMENT AMERICA INC.

(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Statement of Operations

Year ended December 31, 2017

Revenues:		
Commissions	$	495,995
Service fees		230,592
Interest		15,974
Loss on foreign exchange		(918)
Total revenues		741,643
Expenses:		
Employee compensation and benefits		645,270
Communications and data processing		164,818
Occupancy and equipment rental		284,596
Other operating expenses		247,769
Total expenses		1,342,453
Loss before income tax		(600,810)
Income tax expenses		2,417
Net loss	$	(603,227)

See accompanying notes to financial statements.

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of Shinhan Investment Corp.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2017

	Shares		Common stock	Additional paid-in capital	Accumulated deficit	Total stockholder's equity
Balance at December 31, 2016	15,000	$	150	4,199,850	(2,535,233)	1,664,767
Issuance of common stocks	10,000		100	2,839,900	-	2,840,000
Net loss	-		-	-	(603,227)	(603,227)
Balance at December 31, 2017	25,000	$	250	7,039,750	(3,138,460)	3,901,540

See accompanying notes to financial statements.

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Statement of Cash Flows

Year ended December 31, 2017

Cash flows from operating activities:		
Net loss	$	(603,227)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		7,190
Deferred rent expense		3,272
Changes in assets and liabilities:		
Commissions receivable		9,375
Other rec		(2,052)
Prepaid taxes		2,042
Other assets		5,936
Accrued expenses and other liabilities		(19,564)
Total adjustments		6,199
Net cash used in operating activities		(597,028)
Cash flows from investing activities:		
Purchase of fixed assets		(4,536)
Purchase of certificates of deposit		(1,849,303)
Net cash used in investing activities		(1,853,839)
Cash flows from financing activity:		
Issuance of common stocks		2,840,000
Net cash provided by financing activity		2,840,000
Net increase in cash and cash equivalents		389,133
Cash and cash equivalents at beginning of year		362,294
Cash and cash equivalents at end of year	$	751,427
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income tax	$	375

See accompanying notes to financial statements.

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Notes to Financial Statements

December 31, 2017

(1)   Description of Business

Shinhan Investment America Inc. (the Company) was incorporated on February 1, 1993 under the laws of the State of New York to conduct a securities business in the United States of America. The Company, a wholly owned subsidiary of Shinhan Investment Corp. (the Parent), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. (FINRA), and Securities Investor Protection Corporation (SIPC).

The Company engages primarily in broker and dealer transactions of Korean securities and the underwriting of Korean debt and equity securities. Its principal customers are institutions in the United States of America investing in Asian markets. As shown in the accompanying statement of operations, the major source of income is commission income from its brokerage services.

The Company has a clearing agreement with the Parent whereby the Parent clears Korean security transactions for the Company and the Company's customers, and carries such accounts on a fully disclosed basis as the Parent's customers. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions. The company claims exemption from SEC rule 15c3-3 under paragragh (k)(2)(i).

(2)   Summary of Significant Accounting Policies

(a)   Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(b)   Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(c)   Depreciation and Amortization

Fixed assets are stated at cost. Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful lives of the respective assets, ranging from five to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful lives or terms of their related leases.

(d)   Commissions and Commissions Receivable

Commissions are recorded on a trade-date basis. The majority of the commission income is earned on the transactions with the Parent. As of December 31, 2017, the Company has outstanding commissions receivable of $16,206 from the Parent.

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Notes to Financial Statements

December 31, 2017

(e) *Service Fees*

Service fees are recognized as earned based on the terms of contract.

(f) *Income Taxes*

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(g) *Fair value of Financial Instruments*

In accordance with Financial Accounting Standard Board (FASB) Accounting, Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, the Company categorizes its assets and liabilities that are accounted for at fair value in the statement of financial condition in the fair value hierarchy as defined by ASC 820. The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities. See note 3 for further information about the fair value hierarchy and the Company's assets and liabilities that are accounted for at fair value.

(h) *Comprehensive Income*

The Company has no components of other comprehensive income for the year ended December 31, 2017.

(i) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3)   Fair Value of Assets and Liabilities

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value in accordance with U S. generally accepted accounting principles, and requires disclosures about fair value measurements.

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Notes to Financial Statements

December 31, 2017

In accordance with ASC 820, the Company groups its financial assets and liabilities measured at fair value in three levels, based on markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, options pricing models, and similar techniques.

Money market accounts are recorded at fair value on a recurring basis.

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2017 are as follows:

Description	Total	Level 1	Level 2	Level 3
Money market accounts	$ 370,708	-	$ 370,708	-

(4) Related Party Transactions

The Company executes purchases and sales of Korean securities for customers through the Parent. Commissions on Korean equity security transactions for customers are collected by the Parent directly from the customers and remitted periodically to the Company. The Company also invests its cash surplus in the form of certificates of deposit and a money market account with an affiliated bank. A summary of balances and transactions with the Parent and the affiliate as of and for the year ended December 31, 2017 is approximately as follows:

Certificates of deposit and money market account	$	2,495,000
Commissions receivable		16,000
Other receivable		6,000
Commissions		489,000
Interest income on certificates of deposit and money market account		13,000

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Notes to Financial Statements

December 31, 2017

(5)   Certificates of Deposit

At December 31, 2017, certificates of deposit amounted to $3,207,752, which mature through December 28, 2018, with interest rates ranging from 0.45% to 1.75% per annum.

(6)   Fixed Assets

Fixed assets, at cost, at December 31, 2017 are summarized as follows:

Equipment	$ 75,302
Furniture and fixtures	55,399
Leasehold improvements	173,328
	304,029
Less accumulated depreciation and amortization	283,620
Fixed assets, net	$ 20,409

The total depreciation and amortization expense for the year ended December 31, 2017 were $7,190.

(7)   Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness", as defined, exceeds 15 times its "net capital", as defined. Under such rule, and the related rules of FINRA, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2017, the Company had a minimum net capital requirement of $250,000. The Company had a service agreement ("Chaperoning arrangement") with the Parent, which was regarded as a foreign broker-dealer under SEC Rule 15a-6(a)(3). SEC requires registered broker and dealers that enter into a service agreement with a foreign broker-dealer to maintain a minimum net capital of $250,000. At December 31, 2017, the Company had net capital of $1,134,320, which exceeded the minimum requirement by $884,320. The Company's percentage of aggregate indebtedness to net capital was 11.46%.

(8)   Income Taxes

Income tax expense for the year ended December 31, 2017 is summarized as follow:

	Current	Deferred	Total
Federal	$ -	- $	-
States and local	2,417	-	2,417
	$ 2,417	- $	2,417

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Notes to Financial Statements

December 31, 2017

Income tax expense for the year ended December 31, 2017 differs from the "expected" income tax expenses (computed by applying the U.S. federal corporate income tax rate of 34% to income (loss) before income taxes) mainly due to valuation allowance, state and local income taxes, net of federal income tax expense, and permanent differences.

The tax effects of temporary differences that give rise to the deferred tax assets at December 31, 2017 are as follows:

Deferred tax assets:	
Net operating loss carry-forwards	1,012,507
Deferred rent	25,082
Fixed assets, principally due to differences in depreciation	17,538
Total gross deferred tax assets	1,055,127
Less valuation allowance	1,055,127
Net deferred tax assets	$ -

The net change in the valuation allowance for the year ended December 31, 2017 was an decrease of approximately $367,000. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the company will not realize the benefits of these deductible differences. Accordingly, deferred tax assets have been reduced by a valuation allowance.

At December 31, 2017, the Company had net operating loss carryforwards available for federal income tax purpose of approximately $3,291,000 which expire in various years through December 31, 2037. The Company also has net operating loss carryforwards for state and local tax purposes amounting to approximately $3,817,000 at December 31, 2017, which expire in various years through December 31, 2037.

FASB ASC 740-10, *Income Taxes*, requires the Company to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable tax authority based on technical merits of the position. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. New York State and New York City are where the Company is subject to state and local income taxes. The Company remains subject to examination for the years ended December 31, 2016, 2015, and 2014 for the federal, state, and local jurisdictions.

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Notes to Financial Statements

December 31, 2017

On December 22, 2017, the Tax Cuts and Jobs Act (TCJA or the Act) reduced the corporate federal income tax rate to 21 percent. Deferred tax assets and a valuation allowance are adjusted for the effect of a change in tax laws and rates in the reporting period that includes the enactment date. The tax effect of the rate change does not affect income from continuing operations since deferred tax assets have been reduced by a valuation allowance.

(9) Commitment

The office lease was extended under new term starting April 1, 2014. It expires on March 31, 2023. The office lease contains a rent escalation clause for increases in property taxes and wage over base year, and provisions for payments for maintenance and certain other operating costs.

The future minimum lease payments under the non-cancelable operating lease contracts as of December 31, 2017 are as follows:

Years ending December 31:	
2018	$ 233,000
2019	238,000
2020	238,000
2021	238,000
2022	238,000
Thereafter	60,000
	$ 1,245,000

The total rent expense for the year ended December 31, 2017 under such operating lease contract was approximately $227,000 for office space.

(10) Off-Balance-Sheet Risk

The Company reviewed its exposure on off-balance-sheet credit risks regarding the creditworthiness of its customers to fulfill their contracted obligations of security transactions, and determined that the fair value of such exposure is not material. There were no customers' unsettled trades at December 31, 2017.

As the assets and liabilities of the Company are short term in nature, the difference between carrying value and fair value is minimal, and separate disclosure of fair values has not been made.

(11) Concentration of Credit Risk

Concentrations of credit risk that arise from financial instruments (whether on or off balance sheet) exist for group of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. There were no significant concentrations of credit risk at December 31, 2017. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Notes to Financial Statements

December 31, 2017

Cash and certificates of deposit in banks periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

(12) Subsequent Events

The Company has evaluated subsequent events from the date of the statement of financial condition through February 23, 2018, the date at which the financial statements were available to be issued, and determined that there were no other items which required accounting for or disclosure in the financial statements.

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2017

Computation of net capital:		
Total shareholder's equity	$	3,901,540
Deduction and /or charges:		
Total nonallowable assets:		
Certificate of deposit and money market account with an affiliated bank		2,495,087
Commissions receivable		17,084
Other receivable		8,995
Fixed assets		20,409
Prepaid taxes and other assets		25,873
Total non-allowable assets and other capital charges		2,567,448
Net capital before haircuts on securities positions		1,334,092
Haircuts on securities		199,772
Net Capital	$	1,134,320
Computation of basic net capital requirement:		
Minimum net capital requirement (6-2/3% of aggregate indebtedness)	$	8,666
Minimum dollar net capital requirement		250,000
Excess net capital		884,320
Net capital in excess of the greater of 10% of total aggregate indebtedness		
or 120% of minimum dollar net capital requirement		834,320
Computation of aggregate indebtedness:		
Total aggregate indebtedness	$	130,000
Percentage of aggregate indebtedness to net capital		11.46%

Note: There are no material differences between this computation and that filed by the Company
on unaudited Securities and Exchange Commission unaudited Form X-17A-5 as of December 31, 2017.

See accompanying report of independent registered public accounting firm.

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Computation for Determination of Reserve Requirements
for Broker and Dealers Pursuant to Rule 15c3-3

December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(i) of the Rule.

See accompanying report of independent registered public accounting firm.

sejong LLP
integrity·trust·professionalism
65 CHALLENGER ROAD, SUITE 250, RIDGEFIELD PARK, NJ 07660 T. 212.244.3940 | F. 201.242.0106
WWW.SEJONGLLP.COM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of Shinhan Investment America, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Shinhan Investment America, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Shinhan Investment America, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and Shinhan Investment America, Inc. stated that it met the identified exemption provision throughout the most recent fiscal year without exception. Shinhan Investment America, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Shinhan Investment America, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

SEJONG LLP

Ridgefield Park, New Jersey

February 23, 2018



SHINHAN INVESTMENT AMERICA INC.

1325 Avenue of the Americas
Suite 702
New York, NY 10019
TEL 212.397.4000
FAX 212.397.0032
E-mail gms@gmsh.co.kr

**Shinhan Investment America Inc.
Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2017**

Shinhan Investment America Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Shinhan Investment America Inc. operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent year without exception.

I, Richard Pak, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Richard Pak, President
February 23, 2018